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                              UNITED STATES            OMB UMBER: 3235-0058
                   SECURITIES AND EXCHANGE COMMISSION
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                               FORM 12B-25
                                                         SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING             0-9295


(Check one):( ) Form 10-K ( ) Form 11-K ( ) Form 20-F ( X ) Form 10Q ( ) Form N-SAR

          For Quarter Ended: June 30, 2001

          (  ) Transition Report on Form 10-K
          (  ) Transition Report on Form 20-F
          (  ) Transition Report on Form 11-K
          (  ) Transition Report on Form 10-Q
          (  ) Transition Report on Form N-SAR
          For the Transition Period Ended:________________________________

__________________________________________________________________________
        READ INSTRUCTIONS  (ON BACK PAGE) BEFORE PREPARING FORM.
                          PLEASE PRINT OR TYPE.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
__________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


Winco Petroleum Corporation
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Full Name of Registrant


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Former Name if Applicable

P.O. Box 342
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Address of Principal Executive Officer (Street and Number)

Garden , City 67846
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period

Registrant has encountered delays in completing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 because the personnel primarily responsible for preparing Registrant's Quarterly Report on Form 10-Q were unable to complete the Quarterly Report on Form 10-Q by August 14, 2001, because of the transition to new management and new principal accountants as a result of the change in control brought about by a reverse merger.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification:

     David Zeleniak                       (303)            798-6136
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     (Name)                             (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
     been filed?  If answer is no, identify report(s).      () Yes  (X)No

     Form 10-Q for the quarter ended December 31, 2000.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                  () Yes   (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WINCO PETROLEUM CORPORATION
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 15, 2001                  By:  /s/ Michael St. John
    ------------------------               ----------------------------
                                           Michael St. John, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If an authorized representative (other than an executive officer) signs the statement on behalf of the registrant, evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commissions files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.